Mail Stop 4561

August 27, 2008

Alfredo Villa
President & CEO
Moggle, Inc.
111 Presidential Boulevard
Suite 212
Bala Cynwyd, PA 19004

> **Re: Moggle, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 13, 2008**
> **File No. 333-152050**

Dear Mr. Villa:

We have reviewed your amended filing and have the following comments.

Signatures

1.   We note that the amendment filed August 13, 2008 was signed by your officers and directors on June 30, 2008. Please ensure that subsequent amendments to this registration statement include signatures that are dated on or near the date of filing.

Exhibit 5.1

2.   While we will accept opinions of counsel on a jurisdiction in which counsel is not admitted to practice, counsel may not imply that it is not qualified to opine on the law of the relevant jurisdiction. In this regard, please have counsel revise its legality opinion to remove the statement in the third paragraph that it is "not engaged in the practice of law in the State of Delaware."

3.   The legality opinion expresses its opinion as to "the Delaware General Corporation Law." Please have counsel confirm to us or revise the legality opinion to state that the opinion's reference and limitation to the Delaware General Corporation Law includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please also ensure that the opinion is dated.

As appropriate, please amend your registration statement in response to our comments Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Crispino at (202) 551-3456 or the undersigned at (202) 551-3457 if you have questions. If you require further assistance, please contact Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney

cc: Via Facsimile: (212) 425-3175
        Anthony M. Collura
        McManus, Collura & Richter, P.C.